NO ACT

PE
12-31-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005149

DIVISION OF
CORPORATION FINANCE

February 24, 2015

John P. Daly
Yum! Brands, Inc.
john.daly@yum.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-24-15

Re: Yum! Brands, Inc.
Incoming letter dated December 31, 2014

Dear Mr. Daly:

This is in response to your letter dated December 31, 2014 concerning the shareholder proposal submitted to Yum by the Sisters of Mercy of the Holy Cross of Merrill, WI Inc. We also have received a letter on the proponent's behalf dated February 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 24, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yum! Brands, Inc.
Incoming letter dated December 31, 2014

The proposal requests that the compensation committee of the board initiate a review of the company's executive compensation policies and make available upon request a summary report of the review. The proposal suggests that the report include a comparison of the total compensation package of the top senior executives and Yum employees' median wage and an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

There appears to be some basis for your view that Yum may exclude the proposal under rule 14a-8(i)(7), as relating to Yum's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Accordingly, we will not recommend enforcement action to the Commission if Yum omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Yum relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 23, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Yum! Brands, Inc.

Dear Sir/Madam:

I have been asked by the Sisters of Mercy of the Holy Cross of Merrill, WI Inc. (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Yum! Brands, Inc. (hereinafter referred to either as "Yum" or the "Company"), and who have submitted a shareholder proposal to Yum, to respond to the letter dated December 31, 2014, sent to the Securities & Exchange Commission the Company, in which Yum contends that the Proponent's shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Yum's year 2015 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponent's shareholder proposal requests the Company to prepare a report comparing the total compensation of the Company's senior executive officers with the median compensation paid to employees of the Company in three specified years (2005, 2010, 2015) and to explain any changes over those years in the ratio between the total compensation for the executive officers and the median compensation of the employees.

RULE 14a-8(i)(7)

The Proponent's shareholder proposal raises a significant policy issue and therefore it is not excludable as an ordinary business matter under Rule 14a-8(i)(7).

This should be clear to anyone who reads newspapers or other news sources. It is a constant theme of economic discussions in the United States. For example, using the search term "gap + 'ceo' + 'average wage'" brought up 59,300 Google hits on January 15, 2015 and 62,400 on February 23, 2015. The substantial increase in five weeks reinforces the fact that the "wage gap" is a policy issue of major importance. The first four listed (search of January 15, 2015) were:

(i)

An article in the May 2, 2013, edition of *Business Week*, which began:

> "Nearly three years after Congress ordered public companies to reveal their chief executive officer-to worker pay ratios under the Dodd-Frank law, the numbers still aren't public. The provision was intended to deter excessive compensation schemes that, in the words of U.S. Senator Robert Menendez (D-N.J.), "were part of the fuel that led to the financial collapse."

The Business Week staff used a different method of calculating the gap than that mandated by Dodd-Frank, using a comparison of CEO compensation with Department of Labor statistics, by industry categories, of the average (non-supervisory) United States worker pay plus benefits in that industry. The article has a table of nine industry groups. The methodology used by Business Week resulted in an average ratio for the S&P 500 companies of 204, but the 100 companies with the highest ratios averaged 495 times. The highest ratio was 1,795 times average worker pay. Ranked 10th, at 819 times average worker pay, was the CEO of Yum. (The tables may be found at http://go.bloomberg.com/multimedia/ceo-pay-ratio.) The article notes that using a different methodology, the AFL-CIO comes up with an average ratio of 357.

The article also included a discussion of the views of Peter Drucker, probably the leading management guru of the last half of the 20th Century:

> Peter Drucker, the celebrated management theorist, certainly thought the CEO-to-rank-and-file multiple mattered. Starting with a 1977 article and until his death in 2005, Drucker considered 25-to-1 or even 20-to-1 the appropriate limit. Beyond that, he indicated, it's bad for business. In his view, excessively high multiples undermine teamwork and promote a winner-takes-all, "did-it-because-I-could" culture that's poison to a company's long-term health. "I'm not talking about the bitter feelings of the people on the plant floor," Drucker told a reporter in 2004. "They're convinced that their bosses are crooks anyway." He meant the people in middle management who become "incredibly disillusioned" by runaway CEO compensation. On big executive payouts that coincide with layoffs, Drucker was unequivocal. That, he said, was "morally unforgivable."

(ii)

An article in the April 18, 2013 issue of the journal of the HR *Society for Human Resource Management* which states:

> CEOs of the largest U.S. companies made 354 times what the average worker was paid in 2012—the widest pay gap in the world—according to a new analysis by the AFL-CIO. At S&P 500 companies CEOs received, on average, $12.3 million, while ordinary rank-and-file workers took home around $34,645.
>
> The union's updated **Executive Paywatch** website, based on Securities and Exchange Commission filings, showed CEO-to-worker pay disparities rapidly increasing. Thirty years ago CEOs were paid 42 times what rank-and-file workers in the U.S. earned, according to the labor federation.

"In Switzerland, where voters recently imposed new limits on executive pay, the CEO-to-worker pay gap is 148 times," the AFL-CIO reported. "In the United Kingdom, the CEO-to-worker pay gap is one-quarter as large as ours. And in Japan, the gap is even smaller."

(iii)

An August 14, 2013, article in the *Business Insider* about McKinsey & Company, entitled "How One Employee and One Consulting Firm May Be Singlehandedly Responsible for the Staggering Gap Between CEO and Worker Pay", which includes a table, using different methodology, showing the pay ratio expanding from 20 times in 1965 to about 220 times in 2010.

(iv)

An April 30, 2013 article on *Bloomberg News* on which the Business Week article was based. The Bloomberg News article is far more extensive and is entitled "CEO Pay 1,795-to-1 Multiple of Wages Skirts U.S. Law". It states that using its methodology, the ratio of CEO pay to rank-and-file pay had increased by twenty percent since 2009. After noting that some of the nation's largest corporations were lobbying to repeal the Dodd-Frank requirement of pay gap disclosure, the article went on:

> "It's a simple piece of information shareholders ought to have," said Phil Angelides, who led the Financial Crisis Inquiry Commission, which investigated the economic collapse of 2008. "The fact that corporate executives wouldn't want to display the number speaks volumes." The lobbying is part of "a street-by-street, block-by-block fight waged by large corporations and their Wall Street colleagues" to obstruct the Dodd-Frank law, he said.
>
> . . . .
>
> When CEOs switched from asking the question of 'how much is enough' to 'how much can I get,' investor capital and executive talent started scrapping like hyenas for every morsel," said Roger Martin, dean of the University of Toronto's Rotman School of Management, in an interview. "It's not that either hates labor, or wants to crush their lives. They just don't care."
>
> . . . .

> The SEC, which has so far [April 30, 2013] written 39 of 94 rules called for under Dodd-Frank, has no deadline for completing the pay-ratio provision. In February, Commissioner Luis Aguilar suggested that companies voluntarily disclose their ratios until the agency can develop its rule.
>
> "Companies that can justify the amount that they are paying their CEOs and employees shouldn't be fearful of the ratio," Aguilar, a Democrat, said in an interview.

More recently, an article from the Associated Press that appeared in The New York Times (May 27, 2014), based on the most recent Schedule 14As, stated:

> While pay for the typical CEO of a company in the Standard & Poor's 500 stock index surged 8.8 percent last year to $10.5 million, it rose a scant 1.3 percent for U.S. workers as a whole. That CEO now earns 257 times the national average, up from a multiple of 181 in 2009, according to an analysis by The Associated Press and Equilar.

A recent study by the Corporate Governance Research Initiative at the Stanford University School of Business indicated that institutional investors (64 asset managers with $17 trillion under management) are concerned about the disclosures in proxy statements relating to CEO pay. (www.gsb.stanford.edu/faculty-research/publications/2015-investor-survey). The survey indicated that, as disclosed in the proxy statement:

- Sixty-five percent say that the relation between compensation and risk is "not at all" clear.
- Forty-eight percent say that it is "not at all" clear that the size of compensation is appropriate.
- Forty-three percent believe that it is "not at all" clear whether performance-based compensation plans are based on rigorous goals.
- Thirty-nine percent cannot determine whether the structure of executive compensation is appropriate.
- Twenty-five percent cannot understand the relation between compensation and performance.
- Twenty-two percent cannot determine whether compensation is well-aligned with shareholder interests.

It would indeed be overkill to cite the numerous public discussions of the CEO/rank-and-file pay ratio, as well as the comments in Congress, since the Staff is intimately familiar with the fact that the ratio is a significant policy issue for registrants in light of the Commission's struggle to enact rules implementing the Dodd-Frank mandate on the matter.

It is therefore not surprising that the Staff has, even prior to Dodd-Frank, opined that shareholder proposals requesting data and explanations of changes in the pay ratio have raised a significant policy issue for companies and that therefore Rule 14a-8(i)(7) was inapplicable to such proposals. See, e.g., *Pfizer, Inc.* (January 28, 2003); *AOL Time Warner Inc.* (February 28, 2003; *Wal-Mart Stores, Inc.* (March 1, 2006); *The Allstate Corporation* (February 5, 2010).

The Proponent's shareholder proposal pertains solely to the compensation of the Company's "top senior executives" and not to the general workforce. It is true that the proposal makes reference to the notorious gap between average worker's pay and executive pay and that the Whereas Clause has statistics along these lines, but that does not make the proposal one addressing the pay of the general workforce. Rather it is to illustrate the greed of the executive officers.

Since the Proponent's proposal does not address the compensation of the general workforce, none of the no-action letters cited by the Company are apposite. Thus, in *Microsoft Corporation* (September 13, 2013), since the proposal applied not only to "senior management" but also to "all other employees the board is charged with determining compensation", the registrant successfully argued that it applied to the general workforce which receives employee benefit plans adopted via board action. Consequently, the Staff determined that the proposal was "not limited to compensation that may be paid to senior executive officers and directors". Similarly, since in *Johnson Controls, Inc.* the proposal would have created a bonus pool to be divided among all employees of the registrant, the Staff excluded the proposal, using identical language. In *Xerox Corporation* (March 31, 2000) the proposal, on its face, applied to all employees of the registrant and therefore was excluded by the Staff. In *Exelon Corporation* (February 21, 2007) the proposal pertained to the reduction of retirement benefits of the general workforce. Finally, *Raytheon* Company (March 11, 1998) is totally irrelevant since the proposal was excluded not because it pertained to the compensation of the any level of employee but rather because, as the Staff stated, it "would specify additional disclosures in the Company's proxy materials".

For the forgoing reasons, the Proponent's shareholder proposal raises a significant policy issue for Yum and therefore cannot be excluded by Rule 14a-8(i)(7).

Rule 14a-8 (i)(10)

The Company's argument simply ignores the central element of the Proponent's shareholder proposal. The crux of the proposal is a request that Yum disclose (i) the ratio of the compensation of the senior executives with that of the average worker and (ii) if that ratio has changed over time an explanation of why it has changed. Since absolutely nothing in the CD&A or the annual Say on Pay vote disclosure deals with either matter, the proposal cannot be mooted by those documents.

Nor can it be mooted by unadopted rules not yet in final form. We note that the Company makes no claim that it will provide in its 2015 proxy statement, in its 10-K, or anywhere else, the data which is proposed to be required by the rules proposed in Release 34-70,443. In the absence of actually providing such data, all references to Release 34-70,443 and its proposed rules are totally irrelevant.

Furthermore, when and if the proposed Dodd-Frank regulations are finally adopted they will require very different disclosure than that requested by the Proponent's shareholder proposal. First and foremost, the proposed amendment to Item 402 in Release 34-70,443 does not contain any requirement that changes in the ratio over time be explained. This, of course, is the very essence of the shareholder proposal, namely, to explain why the gap has increased over time. In addition, the Proponent's shareholder proposal thus includes another major element totally foreign to the SEC's proposed rule set forth in Release 34-70,443, namely that there be provided an historic prospective going back over the past decade. Finally, the methodology suggested by the Proponent's shareholder proposal differs radically from that set forth in Dodd-Frank. As has been noted by many commentators in the rule-making proceeding, the data required by Dodd-Frank is of far less value to investors than other data, such as that requested by the Proponent, would be. For example, under Dodd-Frank the data is not for American workers, but rather for the world-wide workforce of the registrant. Because of differences in cost of living and wage levels in many foreign countries, including developing nations, a comparison that includes foreign salaries with the compensation of an American based CEO is not meaningful. The Proponent believes that the data that they are requesting is far more meaningful to investors. Furthermore, Dodd-Frank requires a comparison with the compensation of the CEO, while the Proponent has requested a comparison with the NEOs.

For the foregoing reasons, the Company has failed to carry its burden of proving the substantial implementation of the Proponent's shareholder proposal.

Rule 14a-8(i)(3)

The Company has two categories of complaint under this heading:

A.

Yum asserts that the entire proposal may be omitted because it is so vague and indefinite that neither stockholders nor the Board "would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". (See SLB No. 14B (Sept 15, 2004).) The assertion that the Proponent's shareholder proposal is so vague that the Board would not know how to implement it is based exclusively on the fact that the proposal uses the word "suggest" rather than "request". This is a distinction without a difference, since ALL shareholder proposals are non-binding on the Board and a request, like a suggestion, may, at the Boards sole discretion, be ignored, partially implemented or fully implemented. In the instant case, we appear to have greater confidence in the intelligence of the Board than does the Company's letter, since we do not believe that any rational person would be in any doubt whatsoever as to what the Proponent is asking for, namely, a comparison of the ratio at three time periods and an explanation of the change, if any, in the ratio over time.

In short the Company's argument totally devoid of merit.

B.

The Company alleges that five of the phrases used in the proposal are so vague and indefinite "that neither the shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Shareholder Proposal requires". (Page 4 of the Company letter, first full paragraph.) Again, we have confidence that neither the shareholders nor the Board is that lacking in intelligence or common sense.

1. "Top Senior Executives"

We note that the term "senior executive" is used by the Staff in its discussion of the applicability, or lack thereof, of Rule 14a-(i)(7) to proposals dealing with the compensation of senior executives. SLB No. 14A (July 12, 2002)

In any event, the Company's objection is quite simply a rehash of the identical argument which was rejected by the Staff two years ago. *Verizon Communications Inc.* (January 8, 2013). The identical result was also reached in *Omnicom Group, Inc.* (Mar. 25, 2010); *The Allstate Company* (February 5, 2010); *Morgan Stanley* (Mar. 12, 2009); and *Comerica, Inc.* (Mar. 9, 2009).

By adding the word "top" to the term "senior executives", the Proponent obviously intends to avoid any latent ambiguity in a term that the SEC itself has used by restricting the coverage to those at the top of the pyramid, namely the NEOs whose compensation is set forth in the proxy statement. The term used by the Proponent is therefore significantly less ambiguous than the use of the term "senior executives", without the added "top", that was upheld by the Staff two years ago in the *Verizon* letter cited above. Furthermore, the Staff has already decided this exact issue when it opined that the term "top executives", when used in a proposal similar to that submitted by the Proponent, was not an ambiguous term. *J.P. Morgan Chase & Co*, (Mar. 10, 2010)

2. "Store Employees"

We fail to see the ambiguity in the phrase "our store employees' median wage" or why it makes any difference in calculating the median that employees are located in various states. Simply take the wages of all employees, regardless of what state they are employed in, and calculate the median. Nor can we credit the Company's alleged inability to determine how many employees it has (franchised vs non-franchised). We suggest that Yum consult Item 1 of its recently filed Form 10-K where it states that as of the year end 2014 it had 537,000 employees. Surely the Company can calculate the number of those employees who are employed in the United States. Finally, since the proposal does not specify a methodology for determining the date on which to count employees, any reasonable one chosen by the Company would suffice. Probably the most reasonable would be FTEs for the entire year. However, in any event, slight variations based on differing methodologies would not be material and therefore not a ground for saying that he proposal was so vague that shareholders (or the Board) would not know what was being requested.

3. "Median Wage"

The Company's argument appears to be that in the absence of government regulation it is unable to calculate its median wage. We find this plea for government regulation to be not only philosophically extraordinary, but also one totally lacking in credibility.

4. "Total Compensation Package"

Once again, this term is unambiguous, especially since the Whereas Clause (last paragraph) cites the dollar amount of the compensation package of the CEO, which dollar amount corresponds exactly to the amount shown in the last column of the Summary Compensation Table in the Company's 2014 Proxy Statement as his total compensation. And the Whereas Clause specifically cites that Proxy Statement as the source for the dollar amount of his "total 2013 compensation package". Once again, out of an abundance of caution, the Proponents' shareholder proposal ads the word "total" to the phrase "compensation package", which corresponds exactly to the requirements of Item 402(c) of Regulation S-K, which requires that the last column in the Summary Compensation Table be labeled "total".

In any event the Company's objection is quite simply a rehash of the identical argument which was rejected by the Staff two years ago. *Verizon Communications Inc.* (January 8, 2013). Indeed, by adding the word "total", the Proponents have made its term even less ambiguous, if possible, than was the use of the term "compensation package", without the added "total", that was upheld by the Staff two years ago in the *Verizon* letter cited above as well as in *J.P. Morgan Chase* (Mar. 10, 2010).

5. "Wage"

Finally, the Company objects to the term "wage" as being ambiguous. The argument is very similar to the Company's argument with respect the "total compensation package". We agree that it is similar and that therefore it should be calculated in a similar manner, as is dictated by the logic of making comparisons meaningful. We do not believe that shareholders will not know what they are voting on when they cast their proxies or that the Board will be unable to understand how to implement the proposal. Furthermore, an almost identical argument that was made against a similar proposal was rejected by the Staff. *J.P. Morgan* Chase (Mar. 10, 2010)

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: John P. Daly
Sister Dolores Hrdina
Fr. Michael Crosby
Francis Sherman
Tim Smith
Laura Berry


Yum!

John P. Daly
Vice President, Associate General Counsel

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Office 502 874-2490
Fax 502 874-2112
john.daly@yum.com

December 31, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: YUM! Brands, Inc. – Exclusion of Shareholder Proposal Submitted by the Sisters of Mercy of the Holy Cross of Merrill, WI Inc. from 2015 Proxy Statement

Dear Sir or Madam:

YUM! Brands, Inc., a North Carolina corporation (the "***Company***"), respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from the Company's proxy materials for its 2015 annual meeting of shareholders (the "***2015 Proxy Materials***"), the shareholder proposal (the "***Shareholder Proposal***") submitted to the Company by the Sisters of Mercy of the Holy Cross of Merrill, WI Inc. (the "***Proponent***"), in a letter dated November 17, 2014.

The Company requests confirmation that the Commission's staff (the "***Staff***") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to: (1) Rule 14a-8(i)(3) under the Exchange Act, on the basis that the Shareholder Proposal is materially false and misleading, (2) Rule 14a-8(i)(7) under the Exchange Act, on the basis that the Shareholder Proposal relates to the Company's ordinary business operations, and (3) Rule 14a-8(i)(10) under the Exchange Act, on the basis that the Shareholder Proposal has already been substantially implemented.

Pursuant to Exchange Act Rule 14a-8(j), the Company is submitting electronically to the Commission this letter and the Shareholder Proposal (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

BACKGROUND

By letter of November 17, 2014, the Company received the following Shareholder Proposal from the



Pizza Hut

TACO BELL

Proponent, for inclusion in the Proxy Materials:

> RESOLVED: shareholders request YUM! Brands Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

BASES FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the Company's Proxy Materials for the following, separately sufficient, reasons:

1. The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Shareholder Proposal is so vague and indefinite that it is materially false and misleading;

2. The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7) because the Shareholder Proposal deals with the compensation of employees generally, a matter relating to the Company's ordinary business operations; and

3. The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Shareholder Proposal has been substantially implemented through the Compensation Discussion & Analysis section ("CD&A") of the Company's annual proxy statement, the Company's annual Advisory Vote on Executive Compensation ("Say on Pay Vote"), and the pay ratio disclosure that will be required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

ANALYSIS

A. The Shareholder Proposal may be excluded under Rule 14a-8(i)(3) because the Shareholder Proposal is so vague and indefinite that it is materially false and misleading.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, which are contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or supporting statement is appropriate when the language of the proposal or supporting statement is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also Philadelphia Electric Company (Jul. 30, 1992). While the Staff has held the view that a proposal does not have to specify the exact manner in which it should be implemented, the Staff has long held that a proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991). Further, the Staff consistently has permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define key terms necessary to implement them. See Boeing Co. (Recon.) (Mar. 2, 2011) (the Staff permitted the exclusion of a proposal that requested that Boeing negotiate with its senior executives to "relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" where the proposal does not sufficiently explain the meaning of 'executive pay rights') See, e.g., General Motors Corp. (Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives.)

As described in more detail below, we believe that the Shareholder Proposal is excludable under Rule 14a-8(i)(3) because:

- The Shareholder Proposal resolution language itself is vague and indefinite implicating multiple interpretations such that the Company's reasonable implementation of the Shareholder Proposal could be significantly different than what may be envisioned by the Company's shareholders voting on the Shareholder Proposal.

- The subject matter populations and key terms of the Shareholder Proposal are undefined.

1. Vague and Indefinite Resolution Language.

The language of the Shareholder Proposal differs from other similar no-action letter submissions under Rule 14a-8(j). Specifically, the resolution language included in the Shareholder Proposal "requests" a summary report of the Company's review of its executive compensation policies, however, the resolution only "suggests" topics that could be included in that report. Resolutions in prior similar requests generally have specifically requested that the report address particular issues related to a comparison of senior executive and other employee compensation. See, e.g., Comcast Corporation (Jan. 29, 2010); The Goldman Sachs Group, Inc. (Jan. 11, 2010); and Wal-Mart Stores, Inc. (Mar. 1, 2006). We believe this is an important distinction because it is clear that the Proponent could have requested a specific approach or specific elements to the report instead of merely suggesting certain topics to inform the Company as to its specific concern. As the resolution language currently reads, a report complete in all material respects concerning the Company's compensation policies could be submitted to shareholders without discussing or addressing the Company's pay policies for its other employee populations. The Proponent's suggestion, rather than request, that the report include the comparison and analysis described in the Shareholder Proposal suggests that the Proponent recognizes that other approaches or elements to describing and analyzing the Company's executive compensation policies might address the Proponent's concerns. Due to the numerous interpretations of, and approaches that can be taken by, the Proponent's resolution language, the Company's implementation of the Shareholder Proposal, as drafted, could be significantly different from the actions envisioned by the shareholders voting on the proposal.

2. Vague and Indefinite Key Terms.

Several of the Shareholder Proposal's key terms are so inherently vague and indefinite that neither shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Shareholder Proposal requires and have conflicting interpretations.

- "Top Senior Executive" – The Shareholder Proposal is vague and indefinite with respect to its subject matter populations. For example, it suggests that the Company prepare a report that includes the "total compensation package of the *top senior executives*." It is unclear who the Company should consider a "top senior executive." For example, would the report only apply to named executive officers of the Company as defined by Item 402 of Regulation S-K, all employees that receive more than a certain amount in cash compensation or all employees who hold a certain title? Second, should a "top senior executive" as termed in the Shareholder Proposal be limited to employees whose compensation is set by the Company's compensation committee, or other members of management whose compensation is not set by the Company's compensation committee?

- "Store Employees" - The Shareholder Proposal relies on an indefinite population of "store employees." Pay levels may be significantly different between a franchised or non-franchised store and from state to state depending on local or state law. Further, the resolution does not request or even suggest when or for how long the employee should be employed. Given the relative high turnover of employees in the quick service restaurant industry, should "store employees" include anyone employed for at least a day during the year, or only those employees employed as of a specific date during the year? Part-time or full-time employed?

- "Median Wage" – The Shareholder Proposal does not describe how the Company should determine the "median wage" of its store employees. The Proponent seems to make reference to Section 953(b) of the Dodd- Frank Act which requires U.S. public companies to disclose: (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer and (iii) the ratio of these two amounts. While the Commission has proposed rules to implement Section 953(b) of the Dodd-Frank Act (See Release Nos. 33-9452; 34-70443; File No. S7-07-13 (Sept. 18, 2013) ("Pay Ratio Rules")), there continues to be extensive debate and disagreement on the appropriate methodology to calculate the median annual total compensation. As the Pay Ratio Rules have not been finalized, the Company would not know how to make this determination, which makes this term impermissibly vague.

- "Total Compensation Package" – In addition, the Proposal refers to the "total compensation package of the top senior executives," but does not provide clarity as to what elements of compensation should be recognized for this purpose or how such elements should be valued. The Proposal provides no guidance as to how and when to value the various types of incentive awards, benefits, perquisites, deferred compensation, and other similar items of income, which we note again could be very different even among the group of "top senior executives," depending on how this is defined.

- "Wage" – The Proposal's use of "wage" is also unclear and confusing since the Proposal does not clarify whether wage should be limited to fixed cash salary or if it should include accrued vacation, healthcare or other benefits. This, again, could be vastly different among the restaurant employee population depending on whether this includes franchised or non-franchised restaurants. If these benefits are supposed to be included in the definition of wage, the Proposal does not explain how they should be valued.

For the reasons stated above, the Shareholder Proposal is properly excludable in its entirety under Rule 14a-8(i)(3).

B. The Shareholder Proposal may be excluded under Rule 14a-8(i)(7) because the Shareholder Proposal involves matters that relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release noted, in particular, that "management of the workforce" is an example of a task that is fundamental to management's ability to run a company. The second relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has consistently determined that proposals relating to employee compensation involve matters relating to ordinary business and are therefore excludable under Rule 14a-8(i)(7). See Legal Bulletin No. 14A (July 12, 2002). Moreover, the Staff has consistently determined that proposals addressing both executive compensation and non-executive, or general employee compensation are excludable under Rule 14a-8(i)(7). For example, in Microsoft Corp. (Sept. 17, 2013), the Staff concurred that exclusion was appropriate where the proposal requires that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executive and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the Company. See, e.g., Johnson Controls (Oct. 16, 2012) (Staff noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)" where the proposal requested the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company). See, e.g., Xerox Corp. (Mar. 31, 2000) (where the Staff concurred in the exclusion under Rule 14a-8(a)(7) of a proposal that would have called for a policy of providing competitive compensation to all of the company's employees on the grounds that it related to the company's "ordination business operations (i.e., general employee compensation matters); See also, Raytheon Co. (Mar. 11, 1998) (where the Staff permitted Raytheon Company to exclude a proposal urging the company's board of directors to: (1) address the issue of "runaway remuneration of CEOs and the widening gap between highest paid and lowest paid " employees; and (2) publish in its proxy materials the ratio between the total compensation paid to Raytheon's CEO and the total compensation paid to the company's lowest- paid U.S. worker; finding that the proposal related to the company's ordinary business operations.)

In this case, the Shareholder Proposal is not limited to executive compensation but rather addresses the compensation of the general workforce and, therefore, should be excludable under Rule 14a-8(i)(7). The Shareholder Proposal clearly applies to general employee compensation matters, specifically targeting the wage levels of non-executive workers. Indeed, the first two paragraphs of the Shareholder Proposal's supporting statement concern the effect of stagnating workers' wages on the US economy and consumer spending. While the Company does not necessarily agree with the Proponent's linkages, the Shareholder Proposal appears to be designed to impact the pay levels of non-executive employees rather than concern for executive pay on its own.

Further, under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7), while those proposals that concern only senior executive officer and director compensation matters may not be excluded under this Rule. The Staff distinguishes senior executive and director compensation matters as "significant social policy issues" that transcend day-to-day business matters and are appropriate for a shareholder vote. See, Legal Bulletin No. 14A (July 12, 2002). Even where a proposal purports to address executive compensation, however, the Staff allows exclusion of the proposal under Rule 14a-8(i)(7) where the thrust and focus of the proposal relates to a matter of ordinary business. For example, in Exelon Corp. (Feb. 21, 2007), the Staff permitted exclusion of a proposal seeking to prohibit payment of bonuses to the company's executives to the extent that performance goals were achieved through a reduction in retire benefits. In permitting exclusion, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." In this case, the Shareholder Proposal's focus is non-executive pay, an ordinary business matter. Adding linkages to executive pay to advocate the Shareholder Proposal as a significant social policy issue is not meaningful. Accordingly, since the Shareholder Proposal addresses general compensation matters, an ordinary business matter, the Company believes the Shareholder Proposal is properly excludable in its entirety under Rule 14a-8(i)(7).

C. The Shareholder Proposal may be excluded under Rule 14a-8(i)(10) because the Shareholder Proposal has been substantially implemented through the CD&A in the Company's Proxy Statement, the Company's Annual Advisory Vote on Executive Compensation, and the Pay Ratio Rule disclosure that will be required by Section 953(b) of the Dodd-Frank Act.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." Under the "substantially implemented" standard, a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal. Masco Corporation (March 29, 1999); see also Symantec Corporation (June 3, 2010); Bank of America Corp. (Jan. 4, 2008); AutoNation Inc. (Feb. 10, 2004); and AMR Corporation (Apr. 17, 2000). The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Exchange Release No. 34-20091 (August 16, 1983); and Exchange Act Release No. 34-12598 (July 7, 1976) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)).

Applying the "substantially implemented" standard, the Commission stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Rule 14a-8(i)(10) permits exclusion of a proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See Rel. 34-20091.

The Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

The Company has substantially implemented the Shareholder Proposal because, as requested by the Proponent, the Company already does "initiate a review of [its] executive compensation policies and make available upon request a summary report of that review..." on an annual basis through its CD&A disclosure and its annual Say on Pay vote disclosure. The objective of the CD&A and Say on Pay advisory vote disclosure is to provide shareholders with information concerning the Company's named executive officer compensation, and the Company's compensation programs, policies and practices and how compensation decisions are made. We note additionally, that the Company has adopted annual Say on Pay advisory votes and, therefore, its pay programs and decisions are scrutinized by shareholders every year, and that during the year, as disclosed in the Company's proxy statement, the Company's board of directors often leverages shareholder engagement when reviewing and evaluating its compensation programs.

The Shareholder Proposal has also been substantially implemented by the similar Pay Ratio Rules with which the Company will be required to comply upon the adoption of final rules in accordance with Section 953(b) of the Dodd-Frank Act. Section 953(b) of the Dodd-Frank Act requires that the Commission issue rules that require issuers to disclose (A) the median of the annual total compensation of all employees of the issuer, except the chief executive officer (or any equivalent position) of the issuer; (B) the annual total compensation of the chief executive officer (or any equivalent position) of the issuer; and (C) the ratio of the amount described in subparagraph (A) to the amount described in subparagraph (B). While some elements of the Shareholder Proposal differ from Section 953(b), the suggested information is still substantially similar – disclosure of information concerning the pay level gap between executives and non-executives. Consequently, a summary report with the Shareholder Proposal's suggested comparative data would involve substantially duplicative efforts to those to be undertaken by the Company pursuant to Section 953(b) of the Dodd-Frank Act, in contravention of the policy underlying Rule 14a-8(i)(10).

Accordingly, in light of the information the Company provides in the CD&A of its proxy statement, its annual Say on Pay Vote as well as what it will be providing pursuant to the Pay Ratio Rules, the Company has substantially implemented the essential objectives of the Shareholder Proposal and the Shareholder Proposal is properly excludable in its entirety under Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing, we respectfully request that the Staff concur that it will take no enforcement action if the Company excludes the Shareholder Proposal and supporting statement from its Proxy Materials pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10), on the basis that the Shareholder Proposal is materially false and misleading, involves matters that relate to the ordinary business operations of the Company and the Company has substantially implemented the Shareholder Proposal.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 502-874-2490.

Sincerely,



John P. Daly
Vice President,
Associate General Counsel
Yum! Brands, Inc.

cc: Sister Dolores Hrdina, Treasurer
The Sisters of Mercy of the Holy Cross of Merrill, WI Inc.

Encl

EXHIBIT A

Shareholder Proposal


Holy
Cross
Sisters
USA PROVINCE

November 17, 2014

Corporate Secretary
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Corporate Secretary,

The Sisters of Mercy of the Holy Cross of Merrill, WI Inc. is a community of Roman Catholic religious women who are part of the Franciscan Family. Because of our evangelical calling from Jesus Christ and St. Francis of Assisi, we are concerned about the almost-daily reports indicating issues and concerns around the seemingly ever-increasing disparity of wealth and income in the United States. Hence the enclosed resolution which, in the interest of not singling out YUM! Brands, Inc., also will be going to its retail peers by other members of the Interfaith Center on Corporate Responsibility.

The Sisters of Mercy of the Holy Cross of Merrill, WI Inc. has owned at least $2,000 worth of YUM! Brands, Inc. Corporation common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated November 17, 2014.

I am authorized, as Treasurer of the Community, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of UM! Brands, Inc. shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely yours,
Sister Dolores Hrdina
Sister Dolores Hrdina
Treasurer

1400 O'Day Street + Merrill, Wisconsin 54452-3417 + 715-539-1460 + FAX 715-539-1456
info@holycrosssisters.org + www.holycrosssisters.org


recycled paper

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/). This connection also seems clear from YUM! Brands, Inc. recent filing with the SEC wherein it acknowledged: "The industry is often affected by . . . [consumers'] disposable purchasing power." https://www.sec.gov/Archives/edgar/data/1041061/000104106114000007/yum10k12282013.htm

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle=down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

A September, 2014 study from the Harvard Business School showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

A recent article in *Bloomberg BusinessWeek*, entitled, "Fast-Food CEOs Make 1,000 Times the Pay of the Average Fast-Food Worker" and included YUM! Brands CEO and hourly wage-earner among the subjects of the article (April 22, 2014). The total 2013 compensation package for YUM! Brands Chairman and CEO was $10,007,393. Meanwhile the annual compensation for the best-paid Taco Bell cashier ranged from $14,819 - $20,690. This represents a 480 ratio between Mr. Novak's compensation and that of the average Taco Bell cashier.
https://www.sec.gov/Archives/edgar/data/1041061/000130817914000078/lyum2014_def14a.htm
http://www.payscale.com/research/US/Employer=Taco_Bell_Corporation/Salary

RESOLVED: shareholders request YUM! Brands Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.,